Free Writing Prospectus pursuant to Rule 433 dated October 18, 2024

Registration Statement No. 333-269296

S&P 500® Daily Risk Control 5% USD Excess Return Index-Linked Notes due

OVERVIEW

The notes do not bear interest. The amount that you will be paid on your notes on the stated maturity date is based on the performance of the S&P 500® Daily Risk Control 5% USD Excess Return Index as measured from the trade date to and including the determination date.

The underlier measures the return on a hypothetical investment in the S&P 500® Daily Risk Control 5% USD Total Return Index (Risk Control index) borrowed at the Secured Overnight Financing Rate (SOFR) plus 0.02963%. Any percentage increase in the Risk Control index will be offset by SOFR plus 0.02963%.

The Risk Control index provides exposure to the S&P 500® Total Return Index (Total Return index), subject to a daily risk control strategy that increases or decreases exposure to the Total Return index to target 5% volatility of the Risk Control index, based on the greater of short-term realized volatility and long-term realized volatility of the Total Return index. The methodology used measures variations in the historical daily returns of the Total Return index and places greater significance on the returns of days that are closer to the calculation date such that days closer to the calculation date have the majority of the impact on the volatility calculation.

If realized volatility is less than 5%, the Risk Control index’s exposure to the Total Return index will be greater than 100% (up to 150%) by hypothetically borrowing cash at SOFR plus 0.02963%. If realized volatility is greater than 5%, the Risk Control index’s exposure to the Total Return index will be less than 100% (and could be 0%) by reallocating exposure from the Total Return index to a hypothetical cash position that accrues interest at SOFR plus 0.02963%. Typically, a portion of the Risk Control index’s exposure has been to the hypothetical cash position.

The Risk Control index may decrease significantly more or increase significantly less than the Total Return index and there is no guarantee that the Risk Control index will achieve the 5% volatility target.

Prior to December 20, 2021, the underlier measured the return on a hypothetical investment in the Risk Control index borrowed at the overnight U.S. dollar LIBOR rate (LIBOR). Any percentage increase in the Risk Control index was offset by LIBOR. Further, prior to such date, with respect to the Risk Control index, if realized volatility was less than 5%, the Risk Control index’s exposure to the Total Return index would have been greater than 100% (up to 150%) by hypothetically borrowing cash at LIBOR. If realized volatility was greater than 5%, the Risk Control index’s exposure to the Total Return index would have been less than 100% (and could have been 0%) by reallocating exposure from the Total Return index to a hypothetical cash position that accrued interest at LIBOR. As a result, extremely limited historical information regarding the performance of the underlier and the Risk Control index subsequent to their discontinued use of LIBOR is available, which may make it difficult for you to make an informed decision with respect to an investment in the notes.

If the final underlier level on the determination date is greater than or equal to the initial underlier level, the return on your notes will be positive or zero and will equal the underlier return times the upside participation rate.

If the final underlier level is less than the initial underlier level, the return on your notes will be equal to the absolute value of the underlier return (e.g., if the underlier return is -5%, your return will be +5%), subject to the maximum downside settlement amount.

You should read the accompanying preliminary pricing supplement dated September 25, 2024, which we refer to herein as the accompanying preliminary pricing supplement, to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc.

KEY TERMS
CUSIP / ISIN:	40058FBM4 / US40058FBM41
Company (Issuer):	GS Finance Corp.
Guarantor:	The Goldman Sachs Group, Inc.
Underlier:	the S&P 500® Daily Risk Control 5% USD Excess Return Index (current Bloomberg symbol: “SPXT5UE Index”)
Payment amount at maturity (for each $1,000 face amount of your notes):
●
if the underlier return is positive or zero (the final underlier level is greater than or equal to the initial underlier level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the upside participation rate times (c) the underlier return; or
●
if the underlier return is negative (the final underlier level is less than the initial underlier level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the absolute value of the underlier return, subject to the maximum downside settlement amount

Initial underlier level:	to be determined on the trade date and will be an intra-day level or the closing level of the underlier on the trade date
Final underlier level:	the closing level of the underlier on the determination date
Upside participation rate:	at least 121%
Underlier return:	the quotient of (i) the final underlier level minus the initial underlier level divided by (ii) the initial underlier level, expressed as a percentage
Maximum downside settlement amount:	$2,000
Trade date:	expected to be October 30, 2024
Settlement date:	expected to be November 4, 2024
Determination date:	expected to be November 1, 2027
Stated maturity date:	expected to be November 4, 2027
Estimated value range:	$925 to $965 (which is less than the original issue price; see accompanying preliminary pricing supplement)

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.

Hypothetical Payment Amount At Maturity*

Hypothetical Final Underlier Level (as a % of the Initial Underlier Level)	Hypothetical Payment Amount at Maturity (as a % of Face Amount)
200.000%	221.000%
175.000%	190.750%
150.000%	160.500%
125.000%	130.250%
100.000%	100.000%
75.000%	125.000%
50.000%	150.000%
25.000%	175.000%
0.000%	200.000%

* assumes an upside participation rate of 121%

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.

About Your Notes

GS Finance Corp. and The Goldman Sachs Group, Inc. have filed a registration statement (including a prospectus, as supplemented by the prospectus supplement, underlier supplement no. 41, September 2024 S&P 500® Daily Risk Control 5% USD Excess Return Index supplement, general terms supplement no. 8,999 and preliminary pricing supplement listed below) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus, prospectus supplement, underlier supplement no. 41, September 2024 S&P 500® Daily Risk Control 5% USD Excess Return Index supplement, general terms supplement no. 8,999 and preliminary pricing supplement, and any other documents relating to this offering that GS Finance Corp. and The Goldman Sachs Group, Inc. have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at sec.gov. Alternatively, we will arrange to send you the prospectus, prospectus supplement, underlier supplement no. 41, September 2024 S&P 500® Daily Risk Control 5% USD Excess Return Index supplement, general terms supplement no. 8,999 and preliminary pricing supplement if you so request by calling (212) 357-4612.

The notes are part of the Medium-Term Notes, Series F program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This document should be read in conjunction with the following:

●
Preliminary pricing supplement dated September 25, 2024
●
General terms supplement no. 8,999 dated February 13, 2023
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September 2024 S&P 500® Daily Risk Control 5% USD Excess Return Index supplement dated September 20, 2024
●
Underlier supplement no. 41 dated September 20, 2024
●
Prospectus supplement dated February 13, 2023
●
Prospectus dated February 13, 2023

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.

RISK FACTORS

An investment in the notes is subject to risks. Many of the risks are described in the accompanying preliminary pricing supplement, accompanying general terms supplement no. 8,999, accompanying underlier supplement no. 41, accompanying prospectus supplement and accompanying prospectus. Below we have provided a list of certain risk factors discussed in such documents. In addition to the below, you should read in full “Additional Risk Factors Specific to Your Notes” in the accompanying preliminary pricing supplement, “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement no. 8,999 and “Additional Risk Factors Specific to the Securities” in the accompanying underlier supplement no. 41, as well as the risks and considerations described in the accompanying prospectus supplement and accompanying prospectus.

The following risk factors are discussed in greater detail in the accompanying preliminary pricing supplement:

Risks Related to Structure, Valuation and Secondary Market Sales

■ The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes

■ The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor

■ The Amount Payable on Your Notes Is Not Linked to the Level of the Underlier at Any Time Other Than the Determination Date

■ The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors

■ The Potential for the Value of Your Notes to Increase Will Be Limited

■ Your Notes Do Not Bear Interest

■ You Have No Shareholder Rights or Rights to Receive Any Underlier Stock

■ We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

■ If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

Additional Risks Related to the Underlier

■ Notwithstanding That the Title of the Index Includes the Phrase “Risk Control,” the Underlier May Decrease Significantly More or Increase Significantly Less Than the Total Return Index

■ The Return on Your Notes is Based on an Underlier That Reflects Excess Return; There Are Borrowing Costs at the Underlier Level

■ There Is No Assurance that Calculating Realized Volatility as the Greater of Short-Term Volatility and Long-Term Volatility Is the Best Way to Measure Realized Volatility

■ The Underlier Will Not Reflect the Most Current Volatility of the Total Return Index

■ There Is No Guarantee that the Underlier Will Achieve the 5% Volatility Target

■ You May be Exposed to Borrowing Costs at the Risk Control Underlier Level

■ Controlled Volatility Does Not Mean the Underlier Will Have Lower Volatility than the Total Return Index

■ Low Volatility Does Not Necessarily Mean the Risk Control Index Will Outperform the Total Return Index or that the Underlier Will Have Positive Performance

■ There May Be Overexposure to the Total Return Index in Falling Stock Markets or Underexposure in Rising Stock Markets

■ The Exposure to the Total Return Underlier May Be Rebalanced into a Hypothetical Cash Position on Any or All Days During the Term of the Notes

■ On December 20, 2021, Each of the Underlier and the Risk Control Index Discontinued Its Use of Overnight U.S. Dollar LIBOR For All Purposes and Replaced Such Rate

■ The Historical Levels of SOFR Are Not an Indication of the Future Levels of SOFR

■ Certain Risks Related to SOFR

Risks Related to Tax

■ The Tax Consequences of an Investment in Your Notes are Uncertain

■ Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.

The following risk factors are discussed in greater detail in the accompanying general terms supplement no. 8,999:

Risks Related to Structure, Valuation and Secondary Market Sales

■ If the Value of an Underlier Changes, the Market Value of Your Notes May Not Change in the Same Manner

■ The Return on Your Notes Will Not Reflect Any Dividends Paid on Any Underlier, or Any Underlier Stock, as Applicable

■ Past Performance is No Guide to Future Performance

■ Your Notes May Not Have an Active Trading Market

■ The Calculation Agent Will Have the Authority to Make Determinations That Could Affect the Market Value of Your Notes, When Your Notes Mature and the Amount, If Any, Payable on Your Notes

■ The Calculation Agent Can Postpone the Determination Date, Averaging Date, Call Observation Date or Coupon Observation Date If a Market Disruption Event or Non-Trading Day Occurs or Is Continuing

Risks Related to Conflicts of Interest

■ Other Investors in the Notes May Not Have the Same Interests as You

■  Hedging Activities by Goldman Sachs or Our Distributors May Negatively Impact Investors in the Notes and Cause Our Interests and Those of Our Clients and Counterparties to be Contrary to Those of Investors in the Notes

■ Goldman Sachs’ Trading and Investment Activities for its Own Account or for its Clients Could Negatively Impact Investors in the Notes

■ Goldman Sachs’ Market-Making Activities Could Negatively Impact Investors in the Notes

■ You Should Expect That Goldman Sachs Personnel Will Take Research Positions, or Otherwise Make Recommendations, Provide Investment Advice or Market Color or Encourage Trading Strategies That Might Negatively Impact Investors in the Notes

■ Goldman Sachs Regularly Provides Services to, or Otherwise Has Business Relationships with, a Broad Client Base, Which May Include the Sponsors of the Underlier or Underliers or Constituent Indices, As Applicable, the Investment Advisors of the Underlier or Underliers, As Applicable, or the Issuers of the Underlier or the Underlier Stocks or Other Entities That Are Involved in the Transaction

■ The Offering of the Notes May Reduce an Existing Exposure of Goldman Sachs or Facilitate a Transaction or Position That Serves the Objectives of Goldman Sachs or Other Parties

Risks Related to Tax

■ Certain Considerations for Insurance Companies and Employee Benefit Plans

The following risk factors are discussed in greater detail in the accompanying underlier supplement no. 41:

Additional Risks Relating to Securities Linked to Underliers that are Equity Indices

■ If Your Securities Are Linked to an Equity Index, the Policies of the Applicable Underlier Sponsor and Changes that Affect Such Underlier, or the Constituent Indices or Underlier Stocks Comprising Such Underlier, Could Affect the Amount Payable on Your Securities and Their Market Value

■ If Your Securities Are Linked to an Equity Index, Except to the Extent The Goldman Sachs Group, Inc. Is One of the Companies Whose Common Stock Comprises the Applicable Underlier, and Except to the Extent That We or Our Affiliates May Currently or in the Future Own Securities of, or Engage in Business With, the Applicable Underlier Sponsor or the Issuers of the Underlier Stocks, There Is No Affiliation Between the Issuers of the Underlier Stocks or Such Underlier Sponsor and Us

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.

The following risk factors are discussed in greater detail in the accompanying prospectus supplement:

■ The Return on Indexed Notes May Be Below the Return on Similar Securities	■ An Index to Which a Note Is Linked Could Be Changed or Become Unavailable
■ The Issuer of a Security or Currency That Serves as an Index Could Take Actions That May Adversely Affect an Indexed Note	■ We May Engage in Hedging Activities that Could Adversely Affect an Indexed Note
■ An Indexed Note May Be Linked to a Volatile Index, Which May Adversely Affect Your Investment	■ Information About an Index or Indices May Not Be Indicative of Future Performance
■ We May Have Conflicts of Interest Regarding an Indexed Note

The following risk factors are discussed in greater detail in the accompanying prospectus:

Risks Relating to Regulatory Resolution Strategies and Long-Term Debt Requirements

■ The application of regulatory resolution strategies could increase the risk of loss for holders of our securities in the event of the resolution of Group Inc.

■ The application of Group Inc.’s proposed resolution strategy could result in greater losses for Group Inc.’s security holders

For details about the license agreement between the underlier sponsor and the issuer, see “The Underliers — S&P 500® Daily Risk Control 5% USD Excess Return Index” on page S-112 of the accompanying underlier supplement no. 41.

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.